Exhibit 12.1

The following tables sets forth our historical ratio of earnings to fixed charges for the periods indicated, in thousands:

	Fiscal Years Ended
	January 30, 2016	January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012

Net (loss) income attributed to Perry Ellis International, Inc.	$(7,292)	$(37,175)	$(22,779)	$14,801	$25,517
Add:
Income tax (benefit) provision	(432)	45,792	(11,615)	6,708	12,459
Interest expense and amortization of debt costs	9,350	14,435	15,092	15,217	16,716
Costs of early extinguishment of debt	5,121	—	—	—	1,306
Estimated operating lease interest (b)	5,588	5,403	5,506	4,882	4,033

Total earnings available for fixed charges	$12,335	$28,455	$(13,796)	$41,608	$60,031

Fixed Charges:
Interest expense and amortization of debt costs	$9,350	$14,435	$15,092	$15,217	$16,716
Costs of early extinguishment of debt	5,121	—	—	—	1,306
Estimated operating lease interest (b)	5,588	5,403	5,506	4,882	4,033

Total fixed charges	$20,059	$19,838	$20,598	$20,099	$22,055

Ratio of earnings to fixed charges	0.6	1.4	(a)	2.1	2.7

(a)	The earnings available for fixed charges for the year ended February 1, 2014 were inadequate to cover the total fixed charges. The coverage deficiencies in earnings available for fixed charges for a one-to-one ratio for the year ended February 1, 2014 were $6.8 million.
(b)	The estimated interest portions of operating leases were calculated based upon the company’s lease portfolio and cost of borrowing.